[Insert Company Letterhead]

July 11, 2007

VIA HAND DELIVERY AND EDGAR TRANSMISSION

Ms. Sally Samuel

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Commonwealth Annuity and Life Insurance Company
Commonwealth Annuity Separate Account A
Pre-Effective Amendments to the Registration Statements on Form N-4
File Nos. 333-141019 and 333-141045/811-22024

Dear Ms. Samuel:

On behalf of Commonwealth Annuity and Life Insurance Company (the “Company”) and Commonwealth Annuity Separate Account A (the “Account”), enclosed for your convenience are marked edits to the above-captioned registration statements on Form N-4. For your convenience, the enclosed pages have been marked to highlight changes made from the draft pre-effective amendment filings filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2007 as a correspondence filing (the “Correspondence Filing”).

The enclosed marked pages incorporate changes made in response to comments raised by the Commission staff via a telephone conservation with Elisabeth Bentzinger on July 3, 2007 in response to the Correspondence Filing. The following paragraphs provide the Company’s response to each comment raised by the Commission staff in the July 3, 2007 telephone conversation. For the staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows. Each response applies to both of the above-referenced registration statements, unless otherwise indicated.

1.                                       Comment:  With regard to the Company’s response to Comment 3(a) on the Initial Filings, please confirm that when calculating the withdrawal charge, earnings attributable to Purchase Payment Bonuses are included in the calculation.

Response:  The Company confirms that when calculating the withdrawal charge under the Preferred Plus annuity, earnings attributable to Purchase Payment Bonuses are included in the calculation.

2.                                       Comment:  With regard to the Company’s response to Comment 5 on the Initial Filings,

please explain why, in those states that require a return of Purchase Payments, the Company is not returning the greater of Contract Value or Purchase Payments as required by Section 2(32) of the Investment Company Act of 1940 (the “1940 Act”).

Response:  The Company has revised the prospectus to disclose that in the event a contract owner exercises his or her “free look” right in those states that require a return of Purchase Payments, the Company will return the greater of Purchase Payments or Contract Value.

3.                                       Comment:  With regard to the Company’s response to Comment 14(d) on the Initial Filings, please confirm that each registration statement will include as exhibits Powers of Attorney that relate specifically to that registration statement.

Response:  The Company will file as exhibits to each registration statement Powers of Attorneys that relate specifically to the applicable registration statement. Each Power of Attorney will meet this requirement by listing the applicable registration statement’s 1933 Act filing number.

4.                                       Comment: With regard to the Company’s response to Comment 9 on the Initial Filings, please disclose that withdrawal value may be transferred out of the contract to another investment vehicle as permitted under the Texas Optional Retirement System.

Response:  The Company has revised the prospectus to disclose that participants in the Texas Optional Retirement System may transfer their Withdrawal Value to another approved provider as permitted under the Texas Optional Retirement System.

5.                                       Comment:  Please revise the Qualified Plan Loan Interest Rate Charged in the fee table so that the fee table is less verbose.

Response:  The Company has revised the Qualified Plan Loan Interest Rate Charged in the fee table to only show the 5.50% charge, with the charge for loans subject to ERISA moved to a footnote.

6.                                       Comment:  Please update the prospectuses to include proper pagination.

Response: The Company has revised the prospectuses to include proper pagination.

7.                                       Comment: Please confirm that the payments described in the section titled “Certain Payments We Receive With Regard to the Funds” are not in violation of Rule 17(e) of the 1940 Act.

Response:  The Company confirms that the payments described in the section titled “Certain Payments We Receive With Regard to the Funds” are not in violation of Rule 17(e) of the 1940 Act.

8.                                      Comment: Please clarify the disclosure in the Guaranteed Lifetime Withdrawal Benefit section with respect to the manner in which the Company will increase the Guaranteed

Withdrawal Balance, Lifetime Income Base, Lifetime Income Amount, and Guaranteed Withdrawal Amount when owners make additional Purchase Payments.

Response: The Company has revised the prospectus to clarify the manner in which the Company will increase the Guaranteed Withdrawal Balance, Lifetime Income Base, Lifetime Income Amount, and Guaranteed Withdrawal Amount when owners make additional Purchase Payments.

9.                                      Comment: In the section titled “Naming of Owners, Annuitants, and Beneficiaries,” when describing the situation where the owner does not have a spouse on the date of issue, delete the parenthetical “(spouse or non-spouse)”.

Response:  The Company has revised the section of the prospectus titled “Naming of Owners, Annuitants, and Beneficiaries” to delete the parenthetical “(spouse or non-spouse)” when describing the situation where the owner does not have a spouse on the date of issue.

If you have any questions or comments, please call the undersigned at (508) 460-2408 or Elisabeth M. Bentzinger at (202) 383-0717. We greatly appreciate the staff’s efforts in assisting the Company with these filings.

Sincerely,

/s/ Jon-Luc Dupuy
Jon-Luc Dupuy
Assistant General Counsel and Vice President

Attachments

cc:	Stephen E. Roth
Elisabeth M. Bentzinger

SUMMARY OF EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value among Investment Options.

Contract Owner Transaction Expenses(1)

Sales Load Imposed on Purchase Payments	None
Maximum Withdrawal Charge(2) (as a percentage of Purchase Payments (and earnings attributable to Purchase Payments) withdrawn, surrendered, or annuitized):	6%
Qualified Plan Loan Interest Rate Charged:(3)	5.50%
State Premium Taxes(4)	0% to 3.50%

(1) During the Annuity Period, we deduct a commutation charge if you request a lump sum payment with respect to: 1)  any remaining annuity payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant; or 2) any remaining annuity payments under Annuity Option 1.  Please see “Commutation Charge.”

(2) In certain circumstances we may reduce or waive the withdrawal charge.  In addition, a Contract Owner may withdraw the Free Withdrawal Amount each Contract Year without incurring a withdrawal charge. If you withdraw more than the Free Withdrawal Amount, we may impose a withdrawal charge on the excess.  We impose a withdrawal charge on the withdrawal of each Purchase Payment (and earnings attributable to that Purchase Payment) made within the previous 6 Contribution Years, as follows:

Contribution Year	Withdrawal Charge
First	6%
Second	5%
Third	4%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh +	0%

Total withdrawal charges assessed under a Contract will never exceed 9% of the total Purchase Payments made under the Contract.  For more information on the withdrawal charge, including an example of how we calculate the withdrawal charge, see “Withdrawal Charge.”

(3) Loans are only available under certain qualified plans.  The loan interest rate charged varies if the plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  For such plans, the loan interest rate charged is the difference between the Moody’s Corporate Bond Yield Average and the Monthly Average Corporates, rounded to the nearest 0.25%.  While a loan is outstanding, we will credit the value securing the loan with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account.  However, this rate will never be lower than the minimum guaranteed Fixed Account interest rate. (See “Loans”.)

(4) For a discussion of state premium taxes, please see “State Premium Taxes.”

Advantage IV

interest rate guarantee, the standard death benefit, the Step-Up Death Benefit, the GLWB Rider, or the Annuity Options.

You have the right within the “free look“ period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the “free look“ period, also include a letter instructing us to cancel the Contract. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued.  Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract at our Service Center.  In states that require the return of the Purchase Payments, we will return the greater of Purchase Payments and Contract Value as of the Valuation Date on which we receive your Contract at our Service Center.  In addition, a special “free look“ period applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions—IRAs or as Roth Individual Retirement Annuities. (See “Free Look Period.“)

Certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state.  See your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract. See your agent or contact us for specific information that may be applicable to your state.

You can generally exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a ‘tax-free exchange’ under Section 1035 of the Code.  If you are thinking about a 1035 exchange, you should compare the old contract and the Contract described in this Prospectus carefully.  Remember that if you exchange another contract for the Contract described in this Prospectus, you might have to pay a withdrawal charge and tax, including a possible penalty tax, on your old contract, and there will be a new withdrawal charge period for the Contract. Also, other charges may be higher (or lower) and the benefits may be different.  If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another contract for the Contract described in this Prospectus unless you determine, after knowing all the facts, that the exchange is in your best interest (the person selling you the Contract will generally earn a commission if you buy the Contract through an exchange or otherwise).  If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

We offer other variable annuity contracts that have different policy features.  However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value.  To obtain more information about these other contracts, contact our Service Center or your agent.

COMMONWEALTH ANNUITY, THE SEPARATE ACCOUNT AND THE FUNDS

Commonwealth Annuity and Life Insurance Company

Commonwealth Annuity and Life Insurance Company (“we,“ “Commonwealth Annuity“ or the “Company“) is a life insurance company organized under the laws of Delaware in July 1974. Prior to December 31, 2002, Commonwealth Annuity (then known as Allmerica Financial Life Insurance and Annuity Company or “Allmerica Financial“) was a direct subsidiary of First Allmerica Financial Life Insurance Company (“First Allmerica“), which in turn was a direct subsidiary of The Hanover Insurance Group (“THG,“ formerly Allmerica Financial Corporation).  Effective December 31, 2002, the Company became a Massachusetts domiciled insurance company and a direct subsidiary of THG.  On December 30, 2005, THG completed the closing of the sale of the Company to The Goldman Sachs Group, Inc. (“Goldman Sachs“), 85 Broad Street, New York, NY 10004. On September 1, 2006, Allmerica Financial officially changed its name to Commonwealth Annuity and Life Insurance Company.

Commonwealth Annuity is subject to the laws of the state of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, Commonwealth Annuity is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 2006, Commonwealth Annuity had over $11 billion in

Advantage IV

close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date.  If we receive a withdrawal or surrender request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date.

A participant in the Texas Optional Retirement Program (“ORP“) must obtain a certificate of termination from the participant’s employer before a Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. Participants in the Texas Optional Retirement System may transfer their Withdrawal Value to another approved provider as permitted under the Texas Optional Retirement System. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures. Please note that the ORP does not restrict transfers within a Contract, and thus participants are permitted to make transfers of Contract Value among the Investment Options.

If you elect the GLWB Rider, special withdrawal rules apply. (See “Guaranteed Lifetime Withdrawal Benefit.“)

7. Death Benefits.

The following section describes the death benefits we currently make available under the Contract if an Owner dies before the Annuity Date.  We will calculate the death benefit on the Valuation Date we receive due proof of the Owner’s death.  Any death benefit payment we make in excess of your Contract Value is subject to our financial strength and claims-paying ability.

Standard Death Benefit

If you have not elected the Step-Up Death Benefit and an Owner’s  death occurs prior to the older Owner’s 75th birthday, the death benefit will be equal to the greater of (A) or (B), less any premium taxes, where:

(A) = The Contract Value less Debt, on the Valuation Date we receive due proof of death;

(B) = The Purchase Payment Value (described below) less Debt, on the Valuation Date we receive due proof of death.

If  you have not elected the Step-Up Death Benefit and an Owner’s death occurs on or after the older Owner’s 75th birthday, the death benefit will be equal to (A) above, less any premium taxes.

The Purchase Payment Value on the Date of Issue is equal to the initial Purchase Payment , less any premium taxes.  We will increase the Purchase Payment Value by the amount of each subsequent Purchase Payment, less any premium taxes. The Purchase Payment Value after a withdrawal will be equal to the lesser of:

(a)                                    The Purchase Payment Value immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes); or

(b)                                   The Purchase Payment Value immediately prior to the withdrawal multiplied by the Proportional Reduction Factor below.

The Proportional Reduction Factor is equal to (1) divided by (2), where:

(1) is the Contract Value after the withdrawal, and

(2) is the Contract Value immediately prior to the withdrawal.

Example:

Advantage IV

Balance is equal to your initial Purchase Payment (less any premium taxes).  Your initial Guaranteed Withdrawal Amount is equal to 5% of your initial Guaranteed Withdrawal Balance.

2.               If your Contract Value is greater than zero on the Lifetime Income Date:  We will make the Lifetime Income Amount available for Non-Excess Withdrawals each Contract Year on and after the Lifetime Income Date (if you have not annuitized your Contract) or we will pay it in monthly installments as Settlement Payments on and after the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date) or if your Contract enters the Benefit Phase prior to the Maximum Annuity Date.  This guarantee applies on and after the Lifetime Income Date, while a Covered Person is living or until the Guaranteed Withdrawal Balance is reduced to zero, if later.  If you limit your withdrawals to Non-Excess Withdrawals, we will only decrease the Guaranteed Withdrawal Balance by the amount of each withdrawal and we will not decrease the Lifetime Income Amount.  If you begin receiving monthly Settlement Payments, we will reduce the Guaranteed Withdrawal Balance by the amount of each payment.

3.               After the Covered Person’s death (or the death of the last surviving Covered Person in the case of the GLWB Plus for Two), your Beneficiary will receive the remaining Guaranteed Withdrawal Balance as a lump sum death benefit (if greater than the standard death benefit or any optional death benefit you elected) in certain cases or in monthly installments as Settlement Payments (until the Guaranteed Withdrawal Balance is reduced to zero) in others.  This guarantee applies even if the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) on or after the Maximum Annuity Date, if you elect the GLWB Rider annuitization option on the Maximum Annuity Date.

The Guaranteed Withdrawal Amount is only available prior to the Lifetime Income Date.  The Lifetime Income Amount is only available on and after the Lifetime Income Date (if your Contract Value is greater than zero on the Lifetime Income Date).  If you take any withdrawals prior to the Lifetime Income Date, the Lifetime Income Amount may be lower than the Guaranteed Withdrawal Amount that was previously available.  If we increase the Lifetime Income Base for a Bonus or a Step-Up, we will increase the Lifetime Income Amount and it may be higher than the Guaranteed Withdrawal Amount that was previously available.

As described in more detail below, we will increase the Guaranteed Withdrawal Balance, Lifetime Income Base, and Lifetime Income Amount (on or after the Lifetime Income Date) when you make additional Purchase Payments, subject to limits.  Also as described in more detail below, we may increase the Guaranteed Withdrawal Amount (prior to the Lifetime Income Date) when you make additional Purchase Payments.

We make the above guarantees subject to the rules below:

a)              You limit your withdrawals each Contract Year to Non-Excess Withdrawals.

b)             You do not annuitize under one of the Annuity Options in the Contract.

c)              You do not terminate or surrender the Contract.

d)             There is no divorce prior to the Benefit Phase Start Date

e)              In the case of the GLWB Plus For One, a Non-Qualified Contract with joint Owners must be continued if the Owner who is not the Covered Person dies.

f)                In the case of the GLWB Plus For Two, if a Covered Person who is an Owner dies, the other Covered Person (if living) must continue the Contract.

The Guaranteed Lifetime Withdrawal Benefit does not guarantee Contract Value or the performance of any Investment Option.

Important:  We offer two coverage options:  where the GLWB Rider covers one Covered Person (“GLWB Plus For One“) and where the GLWB Rider covers two Covered Persons (“GLWB Plus For Two“).  If both Owners of a Non-Qualified Contract are spouses, or if there is one Owner and a spouse who is the sole

Advantage IV

You cannot change or add any Owner, joint Owner, Annuitant, or joint Annuitant, unless such change is permitted by us in connection with death or divorce.  If you elect GLWB Plus For Two, or you elect GLWB Plus For One and your Contract has joint Owners, you also cannot change or add any Beneficiary, unless such change is permitted by us in connection with death or divorce.

If you do not have a spouse on the Date of Issue:

•                  You may only elect GLWB Plus For One.  You must be named as the sole Owner, and any Beneficiary may be named.  You will be the Covered Person.

If you have a spouse on the Date of Issue:

For Qualified Contracts:

•                  Under the Code, only one spouse may be named as the sole Owner.

•                  If you elect GLWB Plus For One, any Beneficiary may be named (spouse or non-spouse).  The Covered Person will be the sole Owner.

•                  If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary.  The Covered Persons will be the sole Owner and the sole Beneficiary.

For Non-Qualified Contracts, you must choose one of the following options:

1)              one spouse is named as the sole Owner

•                  If you elect GLWB Plus For One, any Beneficiary may be named (spouse or non-spouse).  The Covered Person will be the sole Owner.

•                  If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary.  The Covered Persons will be the sole Owner and the sole Beneficiary.

OR:

2)              both spouses are named as joint Owners and Beneficiaries

•                  If you elect GLWB Plus For One, the Covered Person will be the older Owner

•                  If you elect GLWB Plus For Two, the Covered Persons will be both Owners.

A spouse must qualify as a “spouse“ under the Code.

Investment Option Restrictions

If you elect the GLWB Rider, you may only allocate your Purchase Payments and transfer your Contract Value among the following Investment Options:

•                  Goldman Sachs Balanced Strategy Portfolio (Class A)

•                  Goldman Sachs Growth and Income Strategy Portfolio  (Class A)

•                  Goldman Sachs Growth Strategy Portfolio  (Class A)

•                  Goldman Sachs VIT Money Market Fund

You may not allocate any portion of your Purchase Payments or Contract Value to any Investment Option not listed above.  You may not allocate Purchase Payments or transfer Contract Value to the Fixed Account.

Advantage IV

SUMMARY OF EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value among Investment Options.

Contract Owner Transaction Expenses(1)

Sales Load Imposed on Purchase Payments	None
Maximum Withdrawal Charge(2) (as a percentage of Purchase Payments (and PPBs and earnings attributable to Purchase Payments and PPBs) withdrawn, surrendered, or annuitized):	8%
Qualified Plan Loan Interest Rate Charged:(3)	5.50%
State Premium Taxes(4)	0% to 3.50%

(1) During the Annuity Period, we deduct a commutation charge if you request a lump sum payment with respect to: 1)  any remaining annuity payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant; or 2) any remaining annuity payments under Annuity Option 1.  Please see “Commutation Charge.”

(2) In certain circumstances we may reduce or waive the withdrawal charge.  In addition, a Contract Owner may withdraw the Free Withdrawal Amount each Contract Year without incurring a withdrawal charge. If you withdraw more than the Free Withdrawal Amount, we may impose a withdrawal charge on the excess.  We impose a withdrawal charge on the withdrawal of each Purchase Payment (and PPB and earnings attributable to that Purchase Payment and PPB) made within the previous 8 Contribution Years, as follows:

Contribution Year	Withdrawal Charge
First	8%
Second	8%
Third	7%
Fourth	6%
Fifth	5%
Sixth	4%
Seventh	3%
Eighth	2%
Ninth+	0%

Total withdrawal charges assessed under a Contract will never exceed 9% of the total Purchase Payments (not including PPBs) made under the Contract.  For more information on the withdrawal charge, including an example of how we calculate the withdrawal charge, see “Withdrawal Charge.”

(3) Loans are only available under certain qualified plans.  The loan interest rate charged varies if the plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  For such plans, the loan interest rate charged is the difference between the Moody’s Corporate Bond Yield Average and the Monthly Average Corporates, rounded to the nearest 0.25%.  While a loan is outstanding, we will credit the value securing the loan with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account.  However, this rate will never be lower than the minimum guaranteed Fixed Account interest rate. (See “Loans”.)

(4) For a discussion of state premium taxes, please see “State Premium Taxes.”

Preferred Plus

8

death (or the death of the last surviving Covered Person in the case of the GLWB Plus for Two), your Beneficiary will receive the remaining Guaranteed Withdrawal Balance as a lump sum death benefit (if greater than the standard death benefit or any optional death benefit you elected) in certain cases or in monthly installments as Settlement Payments (until the Guaranteed Withdrawal Balance is reduced to zero) in others. This guarantee applies even if the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) on or after the Maximum Annuity Date, if you elect the GLWB Rider annuitization option on the Maximum Annuity Date. Currently, the GLWB Rider is only available to Qualified Contracts. You should consult with a qualified tax adviser prior to electing the Rider for further information on tax rules affecting Qualified Contracts, including IRAs. (See “Guaranteed Lifetime Withdrawal Benefit.”)

In addition to the withdrawal charge, we assess a mortality and expense risk charge, an administration charge, a contract fee, and applicable premium taxes. (See “Contract Charges and Expenses.”)  We also charge for the Step-Up Death Benefit (see “Death Benefits”) and the GLWB Rider (see “Guaranteed Lifetime Withdrawal Benefit”). The Funds will incur certain management fees and other expenses. (See “Summary of Expenses,” “Investment Management Fees and Other Expenses,” and the Funds’ prospectuses.) We may assess a commutation charge during the Annuity Period when calculating lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period and, for Annuity Option 1, upon election to cancel remaining payments. (See “Annuity Period—Annuity Options.”)

Currently, the Contracts may be purchased in connection with retirement plans qualifying either under Section 401 or 403(b) of the Code or as individual retirement annuities including Roth IRAs. The Contracts are also available in connection with state and municipal deferred compensation plans and non-qualified deferred compensation plans. A Contract purchased in connection with a qualified plan does not provide any additional tax deferred treatment of earnings beyond the treatment that is already provided by the qualified plan itself. (See “Taxation of Annuities in General” and “Qualified Plans.”) Therefore, the tax deferral provided by the Contract is not necessary for Contracts used in qualified plans, so for such plans the Contract should be purchased for other features and benefits, such as the Fixed Account’s minimum interest rate guarantee, the standard death benefit, the Step-Up Death Benefit, the GLWB Rider, or the Annuity Options.

You have the right within the “free look” period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the “free look” period, also include a letter instructing us to cancel the Contract. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued. Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract at our Service Center minus the PPB adjusted for any negative or positive investment performance. We will also return the mortality and expense risk charge, the administration charge, and any other charges proportionately attributable to the PPB. In states that require the return of the Purchase Payments, we will return the greater of Purchase Payments (not including the PPB) and Contract Value as of the Valuation Date on which we receive your Contract at our Service Center minus the PPB adjusted for any negative or positive investment performance. Thus, if you return the Contract during the “free look” period, you will not receive the PPB. In addition, a special “free look” period applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions—IRAs or as Roth Individual Retirement Annuities. (See “Free Look Period.”)

Certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. See your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract. See your agent or contact us for specific information that may be applicable to your state.

You can generally exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a ‘tax-free exchange’ under Section 1035 of the Code. If you are thinking about a 1035 exchange, you should compare the old contract and the Contract described in this Prospectus

Preferred Plus

13

•      Direct transfers, rollovers, and 1035 exchanges are not permitted if there is an outstanding loan.

•     If you request a withdrawal from a specific Subaccount or from the Fixed Account, we will reduce Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) previously allocated or transferred to that Subaccount or to the Fixed Account, in the chronological order in which we received such Purchase Payments in the Contract. Otherwise, withdrawals will reduce Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) previously allocated or transferred to all Subaccounts and the Fixed Account in which you have an interest, in the chronological order in which we received such Purchase Payments in the Contract.

Election to withdraw (including the withdrawal amount) shall be made in writing to us at our Service Center and should be accompanied by the Contract if surrender is requested. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values calculated after we receive the request. If we receive a withdrawal or surrender request at our Service Center before the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date.  If we receive a withdrawal or surrender request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date.

A participant in the Texas Optional Retirement Program (“ORP”) must obtain a certificate of termination from the participant’s employer before a Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. Participants in the Texas Optional Retirement System may transfer their Withdrawal Value to another approved provider as permitted under the Texas Optional Retirement System. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures. Please note that the ORP does not restrict transfers within a Contract, and thus participants are permitted to make transfers of Contract Value among the Investment Options.

If you elect the GLWB Rider, special withdrawal rules apply. (See “Guaranteed Lifetime Withdrawal Benefit.”)

7. Death Benefits.

The following section describes the death benefits we currently make available under the Contract if an Owner dies before the Annuity Date. We will calculate the death benefit on the Valuation Date we receive due proof of the Owner’s death. Any death benefit payment we make in excess of your Contract Value is subject to our financial strength and claims-paying ability.

Standard Death Benefit

If you have not elected the Step-Up Death Benefit and an Owner’s death occurs prior to the older Owner’s 75th birthday, the death benefit will be equal to the greater of (A) or (B), less any premium taxes, where:

(A) = The Contract Value less Debt, on the Valuation Date we receive due proof of death;

(B) = The Purchase Payment Value (described below) less Debt, on the Valuation Date we receive due proof of death.

If you have not elected the Step-Up Death Benefit and an Owner’s death occurs on or after the older Owner’s 75th birthday, the death benefit will be equal to (A) above, less any premium taxes.

The Purchase Payment Value on the Date of Issue is equal to the initial Purchase Payment (not including the corresponding PPB), less any premium taxes. We will increase the Purchase Payment Value

Preferred Plus

                        elect the GLWB Rider annuitization option on the Maximum Annuity Date) or if your Contract enters the Benefit Phase prior to the Maximum Annuity Date. This guarantee applies on and after the Lifetime Income Date, while a Covered Person is living or until the Guaranteed Withdrawal Balance is reduced to zero, if later. If you limit your withdrawals to Non-Excess Withdrawals, we will only decrease the Guaranteed Withdrawal Balance by the amount of each withdrawal and we will not decrease the Lifetime Income Amount. If you begin receiving monthly Settlement Payments, we will reduce the Guaranteed Withdrawal Balance by the amount of each payment.

3.               After the Covered Person’s death (or the death of the last surviving Covered Person in the case of the GLWB Plus for Two), your Beneficiary will receive the remaining Guaranteed Withdrawal Balance as a lump sum death benefit (if greater than the standard death benefit or any optional death benefit you elected) in certain cases or in monthly installments as Settlement Payments (until the Guaranteed Withdrawal Balance is reduced to zero) in others. This guarantee applies even if the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) on or after the Maximum Annuity Date, if you elect the GLWB Rider annuitization option on the Maximum Annuity Date.

The Guaranteed Withdrawal Amount is only available prior to the Lifetime Income Date. The Lifetime Income Amount is only available on and after the Lifetime Income Date (if your Contract Value is greater than zero on the Lifetime Income Date). If you take any withdrawals prior to the Lifetime Income Date, the Lifetime Income Amount may be lower than the Guaranteed Withdrawal Amount that was previously available. If we increase the Lifetime Income Base for a Bonus or a Step-Up, we will increase the Lifetime Income Amount and it may be higher than the Guaranteed Withdrawal Amount that was previously available.

As described in more detail below, we will increase the Guaranteed Withdrawal Balance, Lifetime Income Base, and Lifetime Income Amount (on or after the Lifetime Income Date) when you make additional Purchase Payments, subject to limits. Also as described in more detail below , we may increase the Guaranteed Withdrawal Amount (prior to the Lifetime Income Date) when you make additional Purchase Payments.

We make the above guarantees subject to the rules below:

a)     You limit your withdrawals each Contract Year to Non-Excess Withdrawals.

b)    You do not annuitize under one of the Annuity Options in the Contract.

c)     You do not terminate or surrender the Contract.

d)    There is no divorce prior to the Benefit Phase Start Date

e)              In the case of the GLWB Plus For One, a Non-Qualified Contract with joint Owners must be continued if the Owner who is not the Covered Person dies.

f)                In the case of the GLWB Plus For Two, if a Covered Person who is an Owner dies, the other Covered Person (if living) must continue the Contract.

The Guaranteed Lifetime Withdrawal Benefit does not guarantee Contract Value or the performance of any Investment Option.

Important:  We offer two coverage options:  where the GLWB Rider covers one Covered Person (“GLWB Plus For One”) and where the GLWB Rider covers two Covered Persons (“GLWB Plus For Two”). If both Owners of a Non-Qualified Contract are spouses, or if there is one Owner and a spouse who is the sole Beneficiary, you must choose whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the GLWB Rider charge and whether the guarantees provided by the GLWB Rider will continue for the life of the surviving spouse.

Important Considerations

Preferred Plus

You cannot change or add any Owner, joint Owner, Annuitant, or joint Annuitant, unless such change is permitted by us in connection with death or divorce. If you elect GLWB Plus For Two, or you elect GLWB Plus For One and your Contract has joint Owners, you also cannot change or add any Beneficiary, unless such change is permitted by us in connection with death or divorce.

If you do not have a spouse on the Date of Issue:

•                  You may only elect GLWB Plus For One. You must be named as the sole Owner, and any Beneficiary may be named. You will be the Covered Person.

If you have a spouse on the Date of Issue:

For Qualified Contracts:

•                  Under the Code, only one spouse may be named as the sole Owner.

•                  If you elect GLWB Plus For One, any Beneficiary may be named (spouse or non-spouse). The Covered Person will be the sole Owner.

•                  If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary. The Covered Persons will be the sole Owner and the sole Beneficiary.

For Non-Qualified Contracts, you must choose one of the following options:

1)              one spouse is named as the sole Owner

•                  If you elect GLWB Plus For One, any Beneficiary may be named (spouse or non-spouse). The Covered Person will be the sole Owner.

•                  If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary. The Covered Persons will be the sole Owner and the sole Beneficiary.

OR:

2)              both spouses are named as joint Owners and Beneficiaries

•                  If you elect GLWB Plus For One, the Covered Person will be the older Owner

•                  If you elect GLWB Plus For Two, the Covered Persons will be both Owners.

A spouse must qualify as a “spouse” under the Code.

Investment Option Restrictions

If you elect the GLWB Rider, you may only allocate your Purchase Payments and transfer your Contract Value among the following Investment Options:

•                  Goldman Sachs Balanced Strategy Portfolio (Class A)

•                  Goldman Sachs Growth and Income Strategy Portfolio  (Class A)

•                  Goldman Sachs Growth Strategy Portfolio  (Class A)

•                  Goldman Sachs VIT Money Market Fund

You may not allocate any portion of your Purchase Payments or Contract Value to any Investment Option not listed above. You may not allocate Purchase Payments or transfer Contract Value to the Fixed Account.

You should consult with your financial adviser to assist you in determining whether the Investment Options available with the GLWB Rider are best suited for your financial needs and risk tolerance. We reserve the right to impose additional restrictions on Investment Options at any time.

Preferred Plus